Exhibit 10.1

Miller Corporate Center

150 North Orange Grove Boulevard
Pasadena, California 91103-3534
Phone 626-304-2000
Fax 626-792-7312
www.averydennison.com

August 27, 2013

Don Nolan

8080 Norton Parkway

Mentor, OH 44060

Dear Don,

This letter is to confirm our mutual understanding with regard to your role with Avery Dennison Corporation (“the Company”) and the compensation and benefits for your International Assignment as Group President II with business title President, Materials Group, at Lammenschansweg 140, 2321 JX Leiden, Netherlands (the “Assignment”). This is an executive position. In this position, you will continue to report to Dean Scarborough, Chairman, President and Chief Executive Officer.  The Assignment and the anticipated effective date of 1st October, 2013 are both subject to your obtaining the appropriate work/residency permits as well as your voluntary acknowledgment that your Assignment, compensation and benefits have been explained to you.

It is anticipated that this Assignment will last for up to three (3) years, although business conditions and other factors may require that this period of time be reduced or extended. During the Assignment, your employment will remain subject to Avery Dennison’s employment policies and practices, which may be revised from time to time at the Company’s discretion.  During your Assignment, your employment with Avery Dennison remains as per your home country (USA) terms and conditions.  Should the Assignment last longer than currently anticipated, any applicable differentials and/or allowances shall be re-evaluated in line with the then prevailing Global Assignment Policy (the “GAP”) under the Company’s Global Mobility Program.

The following are the specific details relative to the Assignment, which have been determined by the Company, in addition to other benefits and allowances per the GAP. All assignment benefits will be delivered to you via home country payroll and subject to applicable withholdings, unless otherwise specified:

Base salary

Your annual base salary will continue to be USD $620,025.66.  Your next salary review will be April 2014.  Subsequent salary reviews will be conducted in accordance with the Company’s home country guidelines.

Bonus opportunity

You will continue to be eligible under Avery Dennison’s annual incentive plan (“AIP”) to participate at a 75% of base salary opportunity level.  The AIP or the incentive compensation program, including eligibility requirements, may change in subsequent years at the Company’s sole discretion.

Deferred compensation plan

You will continue to be eligible to participate in the Avery Dennison 2005 Executive Variable Deferred Retirement Plan.  Under this plan, you will be able to defer up to 75% of your base salary and up to 90% of your AIP award.

Goods & services differential

You are eligible for a goods and services differential. This amount is based on the size of your family residing with you during the Assignment, your annual base salary and the home and host locations.  It represents the goods and services cost differential between your home country and The Netherlands. Your allowance is currently set at USD $5,534.06 per month based on a family size of 2 at host country and the Company will pay any applicable income taxes on this allowance. This amount will be re-evaluated quarterly and after any salary increase.

Housing allowance

You will be provided with a housing benefit equal to the actual cost of your housing in The Netherlands, up to a maximum of USD $8,000.00  per month.

Utilities

The Company will pay your utilities in The Netherlands in full, including Broadband Internet access.  For telephone, this includes the monthly subscription only.  For any business-related calls made from home, please claim reimbursement via the usual expense report process in The Netherlands.

Housing deduction

To offset the cost of your housing, the Company will deduct from your monthly pay an amount equal to the actual monthly cost of your current housing in your home country (including mortgage or rent, property taxes, and insurance costs). The Company expects that, if you own your home, you will rent it for the duration of the Assignment. The housing deduction will commence after you have sold or let your primary residence, or after 90 days of moving into permanent host country housing, whichever occurs first.

Relocation allowance

You will receive a one-time relocation allowance of USD $51,668.81 and the Company will pay any applicable income taxes on this payment.  This allowance is intended to cover incidental costs incurred as a result of your relocation not otherwise reimbursed by the Company.  The relocation allowance will be paid after you have:

•            Physically relocated to the host location and have been placed on the expatriate payroll;

•            Completed Deloitte Tax LLP’s (“Deloitte”) and TheMIGroup telephone orientation; and

•            Completed cultural training.

Household goods

The Company will pay for the cost of moving your and your family’s household belongings to The Netherlands as well as storage of any personal effects that you do not take to your host location. The size of your shipment is limited and will be communicated to you by a representative at TheMIGroup, the Company’s selected vendor for moving your personal effects to The Netherlands.

Spousal allowance

You will be eligible for a spousal assistance allowance calculated at 5% of your annual base salary and G&S differential, capped at the USD $650.00 per month. Your spousal allowance will be USD $650.00 per month.

Home leave allowance

An annual home leave cash allowance will be established at the commencement of the Assignment, based on the cost of eight business class tickets to cover you and your family members.  The amount of the allowance will be determined by the Company’s Enterprise Mobility team at the commencement of the Assignment. The Company will pay any applicable income taxes on this payment.

Automobile benefit/allowance

You will be eligible to participate in the host country car program while on Assignment.  Host country HR will contact you with the details.

Benefits

You will continue contributing to the US Social Security Administration via home country payroll. For  medical  and  dental  insurance  as  well  as an international employee  assistance  program,  you  will enroll in the Aetna Global Benefits  (“AGB”)  plan at the commencement of your Assignment. Upon acceptance of your Assignment, log onto www.aetnaglobalbenefits.com. Once logged in, you can view a short, web-based “Virtual Employee Meeting” that will introduce you to the valuable tools and resources that can help you make the most of your AGB plan.  Once the forms have been completed, please email your MIGroup relocation manager to complete the enrollment process.

You will continue to receive your Executive Benefit Allowance.

Vacation entitlement

As a Division Executive, you will not accrue vacation pay, but will continue to be entitled to take unlimited vacation time off.

Tax equalization

The Company’s Global Mobility Program Tax Equalization Policy General Principles (the “Policy”) and respective home country addendum (the “Addendum”) will apply during your Assignment.  The Policy is intended to keep you in a similar tax position as if you had remained in the US, subject to certain limitations and exceptions referred to in the Policy and Addendum.

You will be provided with a tax orientation with the Company’s tax provider, Deloitte, so that the specifics of the Policy can be explained further. However, please refer to the Policy and Addendum for further details on the program and any specific items which may not be covered under the tax equalization program.

Hypothetical Tax will be calculated and deducted from your pay on compensation items that you would have received had you remained in the US. It will be implemented at the onset of your Assignment and will continue for the duration of your Assignment. These items include, but are not limited, to base salary and AIP award. Please refer to the Policy and Addendum for further detail.

Subject to specific limitations and exclusions referred to throughout the Policy and Addendum, the Company will bear the cost of the host country income taxes related to the items of compensation mentioned in this letter. Specific treatment of various items including spousal/dependent income, personal income (loss), termination of company employment and deductions are also addressed in the Policy and Addendum; refer to them for further information.

Tax compliance

Avery Dennison will use the services of Deloitte to prepare your Dutch and applicable US income tax returns for any years you are on Assignment.  The Company will prepare your US tax return the year following your return to the US. The Company will pay the cost of this service.

Assignment benefits and allowances

All applicable assignment related benefits and/or allowances shall begin once you have physically relocated to the host location and been placed on the US expatriate payroll.

Relocation administration

Avery Dennison will also pay for the services of TheMIGroup to administer all aspects of your International Assignment.  Your primary TheMIGroup relocation manager will be in contact with you shortly.

Change in family size

It is your responsibility to advise the Company if your family size on Assignment changes (e.g., due to change in marital status and/or number of children).  Should your family size change, all applicable allowances (e.g., goods and services differential, spousal allowance, home leave allowance) will be reviewed and adjusted in accordance with the GAP.

Repatriation

Avery Dennison will pay the costs associated with your repatriation back to the US (e.g., airfare, household goods), provided you either remain employed by the Company or you have been involuntarily terminated by the Company other than for cause.

Acceptance

In order to acknowledge your voluntary acceptance of this Assignment, please sign and date this document and return it to me.  Changes to this letter, your employment status, and your Assignment are only effective if they are in writing and signed by a Human Resources Vice President or another Company Vice President.  I wish you the very best with your Assignment in The Netherlands.

Sincerely,

/s/ Anne Hill

Anne Hill
SVP, CHRO and Communications Officer

/s/ Don Nolan	August 27, 2013
Don Nolan	Date

Cc:           Mark Alders

Jessica Del Rio